Filing pursuant to Registration

Statement number 333-285582

333-285582-04

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A

TRUSTEE PURSUANT TO SECTION 305(b)(2) ☒

Computershare Trust Company, National Association

(Exact name of trustee as specified in its charter)

National Banking Association (State of incorporation if not a U.S. national bank)	04-3401714 (I.R.S. Employer Identification Number)

150 Royall Street, Canton, MA (Address of principal executive offices)	02021 (Zip Code)

Jeanine Casey, Vice President

1505 Energy Park Drive

St. Paul, MN 55108

612-741-2295

(Name, address and telephone number of agent for services)

CARVANA AUTO RECEIVABLES TRUST 2026-P1

(Exact name of obligor as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	92-6419402 (I.R.S. Employer Identification Number)

c/o Carvana, LLC 300 E. Rio Salado Parkway, Bldg. 1 Tempe, AZ (Address of principal executive offices)	85281 (Zip Code)

Asset-Backed Notes of Carvana Auto Receivables Trust 2026-P1

(Title of the indenture securities)

Item 1.	General Information. Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency

340 Madison Avenue, 4th Floor

New York, NY 10017-2613

(b)	Whether it is authorized to exercise corporate trust powers.

The trustee is authorized to exercise corporate trust powers.

Item 2.	Affiliations with the obligor. If the obligor is an affiliate of the trustee, describe such affiliation.

None.

No responses are included for Items 3-14 of this Form T-1 because the obligor is not in default as provided under Item 13.

Item 15.	Foreign Trustee. Not Applicable.

Item 16.	List of exhibits. List below all exhibits filed as a part of this statement of eligibility.

1.            A copy of the articles of association of the trustee.

2.            A copy of the certificate of authority of the trustee to commence business.

3.            A copy of the authorization of the trustee to exercise corporate trust powers. (See exhibits 1 and 2)

4.            A copy of the existing bylaws of the trustee, as now in effect.

5.            Not Applicable.

6.            The consent of the Trustee required by Section 321(b) of the Act.

7.            A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

8.            Not Applicable.

9.            Not Applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the trustee, Computershare Trust Company, National Association, a national banking association, organized and existing under the laws of the United States, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of St. Paul, and State of Minnesota, on the 5th of March, 2026.

COMPUTERSHARE TRUST COMPANY, NATIONAL ASSOCIATION

By:	/s/ Jeanine C. Casey
Jeanine C. Casey
Vice President

EXHIBIT 1

ARTICLES OF INCORPORATION

ARTICLES OF ASSOCIATION	Filed
OF	Comptroller of The Currency
BOSTON EQUISERVE TRUST COMPANY,	Northeastern District
NATIONAL ASSOCIATION	Date SEP 30 1996

For the purpose of organizing an Association to carry on the business of a limited purpose trust company under the laws of the United States, the undersigned do enter into the following Articles of Association:

FIRST. The title of this Association shall be Boston EquiServe Trust Company, National Association.

SECOND. The Main Office of the Association shall be in the Town of Canton, County of Norfolk, Commonwealth of Massachusetts. The business of the Association will be limited to the operations of a national trust company and to support activities incidental thereto. The Association will not expand or alter its business beyond that stated in this Article Second without the prior approval of the Comptroller of the Currency.

THIRD. The Board of Directors of this Association shall consist of not less than five nor more than twenty-five shareholders, the exact number to be fixed and determined from time to time by resolution of a majority of the full Board of Directors or by resolution of the shareholders at any annual or special meeting thereof. Each Director shall own common or preferred stock of the Association or of a holding company owning the Association, with an aggregate par, fair market or equity value of not less than $1,000, as of either (i) the date of purchase, (ii) the date the person became a director, or (iii) the date of that person’s most recent election to the Board of Directors, whichever is most recent. Any combination of common or preferred stock of the Association or holding company may be used.

Any vacancy in the Board of Directors may be filled by action of the Board of Directors; provided, however, that a majority of the full Board of Directors may not increase the number of Directors to a number which: (1) exceeds by more than two the number of Directors last elected by shareholders where the number was 15 or less; and (2) exceeds by more than four the number of Directors last elected by shareholders where the number was 16 or more, but in no event shall the number of directors exceed 25.

Terms of Directors, including Directors selected to fill vacancies, shall expire at the next regular meeting of shareholders at which Directors are elected, unless the Directors resign or are removed from office. Despite the expiration of a Director’s term, the Director shall continue to serve until his or her successor is elected and qualifies or until there is a decrease in the number of Directors and his or her position is eliminated.

FOURTH. There shall be an annual meeting of the shareholders to elect Directors and transact whatever other business may be brought before the meeting. It shall be held at the main office or any other convenient place as the Board of Directors may designate, on the day of each year specified therefore in the By-laws, but if no election is held on that day, it may be held on any subsequent day according to such lawful rules as may be prescribed by the Board of Directors.

Nominations for election to the Board of Directors may be made by the Board of Directors or by any shareholder of any outstanding class of capital stock of this Association entitled to vote for election of Directors. Nominations other than those made by or on behalf of the existing management shall be made in writing and be delivered or mailed to the president of this Association and to the Comptroller of the Currency, Washington, D.C., not less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of Directors; provided, however, that if less than 21 days notice of the meeting is given to the shareholders, such nominations shall be mailed or delivered to the president of this Association and to the Comptroller of the Currency not later than the close of business on the seventh day following the day on which the notice of meeting was mailed. Such notification shall contain the following information to the extent known to the notifying shareholder: the name and address of each proposed nominee; the principal occupation of each proposed nominee; the total number of shares of capital stock of this Association that will be voted for each proposed nominee; the name and residence address of the notifying shareholder; and the number of shares of capital stock of this Association owned by the notifying shareholder. Nominations not made in accordance herewith may, in his or her discretion, be disregarded by the chairperson of the meeting, and upon his or her instructions, the vote tellers may disregard all votes cast for each such nominee.

FIFTH. The authorized amount of capital stock of this Association shall be 1,000,000 shares of common stock of the par value of one dollar ($1) each; but said capital stock may be increased or decreased from time to time, in accordance with the provisions of the laws of the United States.

No holder of shares of the capital stock of any class of this Association shall have any preemptive or preferential right of subscription to any shares of any class of stock of this Association, whether now or hereafter authorized, or to any obligations convertible into stock of this Association, issued, or sold, nor any right of subscription to any thereof other than such, if any, as the Board of Directors, in its discretion may from time to time determine and at such price as the Board of Directors may from time to time fix.

Transfers of the Association’s capital stock are subject to the prior approval of a federal depository institution regulatory agency. If no other agency approval is required, the Comptroller of the Currency’s approval shall be obtained prior to the transfers. In such cases where the Comptroller of the Currency approval is required, the Comptroller of the Currency will apply the definitions and standards set forth in the Change in Bank Control Act and the Comptroller of the Currency’s implementing regulation (12 U.S.C. 1817(j) and 12 C.F.R. 5.50) to ownership changes in the Association.

This Association, at any time and from time to time, may authorize and issue debt obligations, whether or not subordinated, without the approval of the shareholders.

SIXTH. The Board of Directors shall appoint one of its members President of this Association, and one of its members Chairperson of the Board. The Board of Directors shall have the power to appoint one or more Vice Presidents, a Secretary who shall keep the minutes of the directors’ and shareholders’ meetings and be responsible for authenticating the records of this Association, a Cashier and such other officers and employees as may be required to transact the business of this Association.

The Board of Directors shall have the power to (i) define the duties of the officers, employees and agents of this Association; (ii) delegate the performance of its duties, but not the responsibility for its duties, to the officers, employees and agents of this Association; (iii) fix the compensation and enter into employment contracts with its officers and employees upon reasonable terms and conditions consistent with applicable law; (iv) dismiss officers and employees; (v) require bonds from officers and employees and to fix the penalty thereof; (vi) ratify written policies authorized by this Association’s management of committees of the Board of Directors; (vii) regulate the manner in which any increase of the capital of this Association shall be made, provided that nothing herein shall restrict the power of shareholders to increase or decrease the capital of this Association in accordance with law, and nothing shall raise or lower from two-thirds the percentage required for shareholder approval to increase or reduce the capital; (viii) manage and administer the business and affairs of this Association; (ix) adopt initial By-laws, not inconsistent with law or the Articles of Association, for managing the business and regulating the affairs of this Association; (x) amend or repeal By-laws, except to the extent that the Articles of Association reserve this power in whole or in part to shareholders; (xi) make contracts, and (xii) generally perform all acts that it may be legal for a Board of Directors to perform.

SEVENTH. The Board of Directors shall have the power to change the location of the main office to any other place within the limits of the Town of Canton, without the approval of the shareholders, and shall have the power to establish or change the location of any branch or branches of this Association to any other location, without the approval of the shareholders.

EIGHTH. The corporate existence of this Association shall continue until terminated in accordance with the laws of the United States.

NINTH. The Board of Directors of this Association, or any shareholder owning, in the aggregate, not less than ten percent of the stock of this Association, may call a special meeting of shareholders at any time. Unless otherwise provided by the laws of the United States, a notice of the time, place, and purpose of every annual and special meeting of the shareholders shall be given by first-class mail, postage prepaid, mailed at least ten days prior to the date of such meeting to each shareholder of record at his address as shown upon the books of this Association.

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TENTH. This Association shall to the fullest extent legally permissible indemnify each person who is or was a director, officer, employee or other agent of this Association and each person who is or was serving at the request of this Association as a director, trustee, officer, employee or other agent of another organization or of any partnership, joint venture, trust, employee benefit plan or other enterprise or organization against all liabilities, costs and expenses, including but not limited to amounts paid in satisfaction of judgments, in settlement or as fines and penalties, and counsel fees and disbursements, reasonably incurred by him in connection with the defense or disposition of or otherwise in connection with or resulting from any action, suit or other proceeding, whether civil, criminal, administrative or investigative, before any court or administrative or legislative or investigative body, in which he may be or may have been involved as a party or otherwise or with which he may be or may have been threatened, while in office or thereafter, by reason of his being or having been such a director, officer, employee, agent or trustee, or by reason of any action taken or not taken in any such capacity, except with respect to any matter as to which he shall have been finally adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that his action was in the best interests of the corporation (any person serving another organization in one or more of the indicated capacities at the request of this Association who shall not have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interest of such other organization shall be deemed so to have acted in good faith with respect to the National Trust Company) or to the extent that such matter relates to service with respect to an employee benefit plan, in the best interest of the participants or beneficiaries of such employee benefit plan. Expenses, including but not limited to counsel fees and disbursements, so incurred by any such person in defending any such action, suit or proceeding, shall be paid from time to time by this Association in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the person indemnified to repay the amounts so paid if it shall ultimately be determined that indemnification of such expenses is not authorized hereunder.

As to any matter disposed of by settlement by any such person, pursuant to a consent decree or otherwise, no such indemnification either for the amount of such settlement or for any other expenses shall be provided unless such settlement shall be approved as in the best interests of the National Trust Company, after notice that it involves such indemnification, (a) by vote of a majority of the disinterested directors then in office (even though the disinterested directors be less than a quorum), or (b) by any disinterested person or persons to whom the question may be referred by vote of a majority of such disinterested directors, or (c) by vote of the holders of a majority of the outstanding stock at the time entitled to vote for directors, voting as a single class, exclusive of any stock owned by any interested person, or (d) by any disinterested person or persons to whom the question may be referred by vote of the holders of a majority of such stock. No such approval shall prevent the recovery from any such director, officer, employee, agent or trustee of any amounts paid to him or on his behalf as indemnification in accordance with the preceding sentence if such person is subsequently adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that his action was in the best interests of this Association. The right of indemnification hereby provided shall not be exclusive of or affect any other rights to which any director, officer, employee, agent or trustee may be entitled or which may lawfully be granted to him. As used herein, the terms “director”, “officer”, “employee”, “agent” and “trustee” include their respective executors, administrators and other legal representatives, an “interested” person is one against whom the action, suit or other proceeding in question or another action, suit or other proceeding on the same or similar grounds is then or had been pending or threatened, and a “disinterested” person is a person against whom no such action, suit or other proceeding is then or had been pending or threatened. By action of the board of directors, notwithstanding any interest of the directors in such action, this Association may purchase and maintain insurance, in such amounts as the board of directors may from time to time deem appropriate, on behalf of any person who is or was a director, officer, employee or other agent of this Association, or is or was serving at the request of this Association as a director, trustee, officer, employee or other agent of another organization or of any partnership, joint venture, trust, employee benefit plan or other enterprise or organization against any liability incurred by him in any such capacity, or arising out of his status as such, whether or not this Association would have the power to indemnify him against such liability.

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Nothing contained in this Article Tenth shall be construed to (i) allow the indemnification of or insurance coverage for a director, trustee, officer, employee or agent of this Association against expenses, penalties or other payments incurred in an administrative action instituted by an appropriate bank regulatory agency which results in a final order assessing civil money penalties or requires the payment of money to the Association, or (ii) exceed the provisions of Massachusetts General Laws, chapter 156B, section 67, as in effect from time to time.

ELEVENTH. These Articles of Association may be amended at any regular or special meeting of the shareholders by the affirmative vote of the holders of a majority of the stock of this Association, unless the vote of the holders of a greater amount of stock is required by law, and in that case by the vote of the holders of such greater amount.

TWELFTH. This Association may be a partner in any business or enterprise which this Association would have power to conduct by itself.

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IN WITNESS WHEREOF, we have hereunto set our hands this 20th day of September, 1996.

/s/A. Edward Allinson
A. Edward Allinson

/s/Joseph L. Hooley
Joseph L. Hooley

/s/John R. Towers
John R. Towers

/s/Edward A. O’Neal
Edward A. O’Neal

/s/Susannah Swihart
Susannah Swihart

/s/Joanne E. Nuzzo
Joanne E. Nuzzo

Boston EquiServe Trust Company, N.A.

Shareholder’s Meeting

January 19, 1999

Minutes

Pursuant to notice duly given, a meeting of the shareholders of Boston EquiServe Trust Company, N.A. (the “Trust Company”) was held on January 19, 1999 at 3:00 p.m. (Eastern Time) at its offices located at 150 Royall Street, Canton, Massachusetts.

Attending were Christopher Skaar, Chief Executive Officer of EquiServe Limited Partnership (formerly known as Boston EquiServe Limited Partnership)(“EquiServe”) and Stephen Cesso, Secretary of the Trust Company.

1. Approval of Amendment to Articles of Association. Christopher Skaar, as Chief Executive Officer of EquiServe, the sole shareholder of the Trust Company approved the following amendment to the Articles of Association of the Trust Company to change the name of the Trust Company:

VOTED, that the First Article of the Articles of Association is amended to read:

The title of this Association shall be EquiServe Trust Company, National Association.

The meeting concluded with the approval of the above vote. There being no other items for discussion, the shareholder meeting was adjourned at approximately 3:05 p.m. (Eastern Time).

/s/ Stephen Cesso
Stephen Cesso
Secretary

EquiServe Trust Company, N.A.

VIA FEDERAL EXPRESS

November 22, 2005

Ms. Kathleen M. Cahill

Assistant Deputy Comptroller

The Office of the Comptroller of the Currency

New England Field Office

20 Winthrop Square, Suite 200

Boston, MA 02110

Re: EquiServe Trust Company, N.A.

Dear Ms. Cahill:

This serves as notification to The Office of the Comptroller of the Currency that EquiServe Trust Company, National Association has amended its Articles of Association to change its name to Computershare Trust Company, National Association (the “Trust Company”), effective January 1, 2006. Enclosed are minutes from the Trust Company’s shareholder meeting held on November 17, 2005 at which the Articles of Association were amended to reflect the name change, certified by the Secretary of the Trust Company.

Please let me know if you have any questions or need any additional information.

Very truly yours,

/s/ Andrea Manning
Andrea Manning
Assistant Secretary

Enclosure

cc: James Mayhew, Portfolio Manager, OCC (w/encl.)

Stephen Cesso (w/out encl.)

EquiServe Trust Company, N.A., 150 Royall Street, Canton, MA 02021

EquiServe Trust Company, N.A.

Shareholder’s Meeting

November 17, 2005

Minutes

Pursuant to notice duly given, a meeting of the shareholders of EquiServe Trust Company, N.A. (the “Trust Company”) was held on November 17, 2005 at 1:20 p.m. (Eastern Time) at its offices located at 250 Royall Street, Canton, Massachusetts.

Attending were Charles V. Rossi, President of Computershare Shareholder Services, Inc. (formerly known as EquiServe, Inc., formerly known as EquiServe Limited Partnership, hereinafter “CSSI”), Andrea Manning, Assistant Secretary and Stephen Cesso, Secretary of the Trust Company.

1. Approval of Amendment to Articles of Association. Charles V. Rossi, as President of CSSI, the sole shareholder of the Trust Company approved the following amendment to the Articles of Association of the Trust Company to change the name of the Trust Company, to be effective January 1, 2006.

VOTED, that the First Article of the Articles of Association is amended to read:

The title of this Association shall be Computershare Trust Company, National Association.

The meeting concluded with the approval of the above vote. There being no other items for discussion, the shareholder meeting was adjourned at approximately 1:25 p.m. (Eastern Time).

/s/ Stephen Cesso	/s/ Andrea Manning
Stephen Cesso	Andrea Manning
Secretary	Assistant Secretary

Exhibit 2

Office of the Comptroller of the Currency

Washington, DC 20219

CERTIFICATE OF CORPORATE EXISTENCE AND FIDUCIARY POWERS

I, Jonathan Gould, Comptroller of the Currency, do hereby certify that:

1. The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq, as amended, and 12 USC 1, et seq, as amended, has possession, custody, and control of all records pertaining to the chartering, regulation, and supervision of all national banking associations.

2. "Computershare Trust Company, National Association," Canton, Massachusetts (Charter No. 23148), is a national banking association formed under the laws of the United States and is authorized thereunder to transact the business of banking and exercise fiduciary powers on the date of this certificate.

IN TESTIMONY WHEREOF, today, March 3, 2026, I have hereunto subscribed my name and caused my seal of office to be affixed to these presents at the U.S. Department of the Treasury, in the City of Washington, District of Columbia.

Comptroller of the Currency

CURRENCY BUREAU
SEAL OF THE Comptroller OF THE CURRENCY
TREASURY DEPARTMENT

2026-00802-C

EXHIBIT 4

BYLAWS OF THE TRUSTEE

BOSTON EQUISERVE TRUST COMPANY,

NATIONAL ASSOCIATION

BY-LAWS

ARTICLE I

Meetings of Shareholders

Section 1.1 Annual Meeting. The regular annual meeting of the shareholders to elect directors and transact whatever other business may properly come before the meeting, shall be held at the Main Office of the National Trust Company, in the Town of Canton, Commonwealth of Massachusetts or such other places as the Board of Directors may designate, at 10 o’clock, on the fourth Wednesday of May of each year. Notice of such meeting shall be mailed, postage prepaid, at least ten days prior to the date thereof, addressed to each shareholder at his/her address appearing on the books of the National Trust Company. If, for any cause, an election of directors is not made on that day, the Board of Directors shall order the election to be held on some subsequent day, as soon thereafter as practicable, according to the provisions of law; and notice thereof shall be given in the manner herein provided for the annual meeting.

Section 1.2. Special Meetings. Except as otherwise specifically provided by statute, special meetings of the shareholders may be called for any purpose at any time by the Board of Directors or by any shareholder owning, in the aggregate, not less than 10 percent of the stock of the National Trust Company. Every such special meeting, unless otherwise provided by law, shall be called by mailing, postage prepaid, not less than ten days prior to the date fixed for such meeting, to each shareholder at his address appearing on the books of the National Trust Company a notice stating the purpose of the meeting.

Section 1.3. Nominations for Director. Nominations for election to the Board of Directors may be made by the Board of Directors or by any shareholder of any outstanding class of capital stock of the National Trust Company entitled to vote for the election of directors. Nominations, other than those made by or on behalf of the existing management of the National Trust Company, shall be made in writing and shall be delivered or mailed to the President of the National Trust Company and to the Comptroller of the Currency, Washington, D.C., not less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors, provided however, that if less than 21 days’ notice of the meeting is given to shareholders, such nomination shall be mailed or delivered to the President of the National Trust Company and to the Comptroller of the Currency not later than the close of business on the seventh day following the day on which the notice of meeting was mailed. Such notification shall contain the following information to the extent known to the notifying shareholder:

(a) the name and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the total number of shares of capital stock of the National Trust Company that will be voted for each proposed nominee; (d) the name and residence address of the notifying shareholder; and (e) the number of shares of capital stock of the National Trust Company owned by the notifying shareholder. Nominations not made in accordance herewith may, in his/her discretion, be disregarded by the Chairperson of the meeting, and upon his/her instructions, the vote tellers may disregard all votes cast for each such nominee.

Section 1.4. Proxies. Shareholders may vote at any meeting of the shareholders by proxies duly authorized in writing, but no officer or employee of this National Trust Company shall act as proxy. Proxies shall be valid only for one meeting, to be specified therein, and any adjournments of such meeting. Proxies shall be dated and shall be filed with the records of the meeting.

Section 1.5. Quorum. A majority of the outstanding capital stock, represented in person or by proxy, shall constitute a quorum at any meeting of shareholders, unless otherwise provided by law; but less than a quorum may adjourn any meeting, from time to time, and the meeting may be held, as adjourned, without further notice. A majority of the votes cast shall decide every question or matter submitted to the shareholders at any meeting, unless otherwise provided by law or by the Articles of Association.

ARTICLE II

Directors

Section 2.1 Board of Directors. The Board of Directors shall have the power to manage and administer the business and affairs of the National Trust Company. Except as expressly limited by law, all corporate powers of the National Trust Company shall be vested in and may be exercised by the Board of Directors.

Section 2.2 Number. The Board of Directors shall consist of not less than five nor more than twenty-five shareholders, the exact number within such minimum and maximum limits to be fixed and determined from time to time by resolution of a majority of the full Board or by resolution of the shareholders at any meeting thereof.

Section 2.3. Organization Meeting. The Cashier, upon receiving the results of any election, shall notify the directors-elect of their election and of the time at which they are required to meet at the Main Office of the National Trust Company to organize the new Board and elect and appoint officers of the National Trust Company for the succeeding year. Such meeting shall be held on the day of the election or as soon thereafter as practicable, and, in any event, within thirty days thereof. If, at the time fixed for such meeting, there shall not be a quorum present, the Directors present may adjourn the meeting, from time to time, until a quorum is obtained.

Section 2.4. Regular Meetings. Regular Meetings of the Board of Directors shall be held, without notice, at least once in each quarter on such days and at such hours as the Directors may from time to time determine. When any regular meeting of the Board falls upon a holiday, the meeting shall be held on the next banking business day unless the Board shall designate some other day.

Section 2.5. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board of the National Trust Company, or at the request of three or more directors. Each member of the Board of Directors shall be given notice stating the time and place, by telegram, letter, or in person, of each such special meeting.

Section 2.6. Quorum. A majority of the directors shall constitute a quorum at any meeting, except when otherwise provided by law; but a less number may adjourn any meeting, from time to time, and the meeting may be held, as adjourned, without further notice.

Section 2.7. Vacancies. When any vacancy occurs among the directors, the remaining members of the Board, in accordance with the laws of the United States, may appoint a director to fill such vacancy at any regular meeting of the Board, or at a special meeting called for that purpose in conformance with Section 2.2 of this Article.

Section 2.8. Action Without a Meeting. Any action required or permitted to be taken at any meeting of the Directors may be taken without a meeting if all the Directors consent to the action in writing and the written consents are filed with the records of the meetings of the Directors. Such consents shall be treated for all purposes as a vote at a meeting.

Section 2.9. Meeting by Telecommunications. Members of the Board of Directors or any committee elected thereby may participate in a meeting of such Board or committee by means of a conference telephone or similar communications equipment by means of which all persons participating in a meeting can hear each other at the time and participation by such means shall constitute presence in person at the meeting.

ARTICLE III

Committees of the Board

Section 3.1. Investment Committee. There shall be an Investment Committee composed of not less than two Directors, appointed by the Board annually or more often. The Investment Committee shall have the power to insure adherence to Investment Policy, to recommend amendments thereto, to purchase and sell securities, to exercise authority regarding investments and to exercise, when the Board is not in session, all other powers of the Board regarding investment securities that may be lawfully delegated. The Investment Committee shall keep minutes of its meetings, and such minutes shall be submitted at the next regular meeting of the Board of Directors at which a quorum is present, and any action taken by the Board with respect thereto shall be entered in the minutes of the Board.

Section 3.2. Examining Committee. There shall be an Examining Committee composed of not less than two directors, exclusive of any active officers, appointed by the Board annually or more often, whose duty it shall be to make an examination at least once during each calendar year and within 15 months of the last such examination into the affairs of the National Trust Company or cause suitable examinations to be made by auditors responsible only to the Board of Directors and to report the result of such examination in writing to the Board at the next regular meeting thereafter. Such report shall state whether the National Trust Company is in a sound condition, and whether adequate internal controls and procedures are being maintained and shall recommend to the Board of Directors such changes in the manner of conducting the affairs of the National Trust Company as shall be deemed advisable.

Section 3.3. Other Committees. The Board of Directors may appoint, from time to time, from its own members, other committees of one or more persons, for such purposes and with such powers as the Board may determine. However, a committee may not authorize distribution of assets or dividends; approve action required to be approved by shareholders; fill vacancies on the board of directors or any of its committees; amend articles of association; adopt, amend or repeal by-laws; or authorize or approve issuance or sale or contract for sale of shares, or determine the designation and relative rights, preferences and limitations of a class or series of shares.

ARTICLE IV

Officers and Employees

Section 4.1. Chairperson of the Board. The Board of Directors shall appoint one of its members to be Chairperson of the Board to serve at its pleasure. Such person shall preside at all meetings of the Board of Directors. The Chairperson of the Board shall supervise the carrying out of the policies adopted or approved by the Board; shall have general executive powers, as well as the specific powers conferred by these Bylaws; and shall also have and may exercise such further powers and duties as from time to time may be conferred upon, or assigned by the Board of Directors.

Section 4.2. President. The Board of Directors shall appoint one of its members to be President of the National Trust Company. In the absence of the Chairperson, the President shall preside at any meeting of the Board. The President shall have general executive powers, and shall have and may exercise any and all other powers and duties pertaining by law, regulations, or practice, to the Office of President, or imposed by these Bylaws. The President shall also have and may exercise such further powers and duties as from time to time may be conferred, or assigned by the Board of Directors.

Section 4.3. Vice President. The Board of Directors may appoint one or more Vice Presidents. Each Vice President shall have such powers and duties as may be assigned by the Board of Directors. One Vice President shall be designated by the Board of Directors, in the absence of the President, to perform all the duties of the President.

Section 4.4. Secretary. The Board of Directors shall appoint a Secretary, Cashier, or other designated officer who shall be Secretary of the Board and of the National Trust Company, and shall keep accurate minutes of all meetings. The Secretary shall attend to the giving of all notices required by these Bylaws to be given; shall be custodian of the corporate seal, records, documents and papers of the National Trust Company; shall provide for the keeping of proper records of all transactions of the National Trust Company; shall have and may exercise any and all other powers and duties pertaining by law, regulation or practice, to the Office of Cashier, or imposed by these Bylaws; and shall also perform such other duties as may be assigned from time to time, by the Board of Directors.

Section 4.5. Other Officers. The Board of Directors may appoint one or more Executive Vice Presidents, Senior Vice Presidents, Assistant Vice Presidents, one or more Assistant Secretaries, one or more Assistant Cashiers, one or more Managers and Assistant Managers of offices and such other officers and attorneys in fact as from time to time may appear to the Board of Directors to be required or desirable to transact the business of the National Trust Company. Such officers shall respectively exercise such powers and perform such duties as pertain to the several offices, or as may be conferred upon, or assigned to, them by the Board of Directors, the Chairperson of the Board, or the President. The Board of Directors may authorize an officer to appoint one or more officers or assistant officers.

Section 4.6. Tenure of Office. The President and all other officers shall hold office for the current year for which the Board was elected, unless they shall resign, become disqualified, or be removed; and any vacancy occurring in the Office of President shall be filled promptly by the Board of Directors.

Section 4.7. Resignation. An officer may resign at any time by delivering notice to the National Trust Company. A resignation is effective when the notice is given unless the notice specifies a later effective date.

ARTICLE V

Fiduciary Activities

Section 5.1. Trust Department. There shall be a department of the National Trust Company known as the Trust Department that shall perform the fiduciary responsibilities of the National Trust Company.

Section 5.2. Trust Officer. There shall be a Trust Officer of this National Trust Company whose duties shall be to manage, supervise and direct all the activities of the Trust Department. Such persons shall do or cause to be done all things necessary or proper in carrying on the business of the Trust Department according to provisions of law and applicable regulations; and shall act pursuant to opinion of counsel where such opinion is deemed necessary. Opinions of counsel shall be retained on file in connection with all important matters pertaining to fiduciary activities. The Trust Officer shall be responsible for all assets and documents held by the National Trust Company in connection with fiduciary matters.

The Board of Directors may appoint other trust officers of the Trust Department, as it may deem necessary, with such duties as may be assigned.

Section 5.3. Trust Investment Committee. There shall be a Trust Investment Committee of this National Trust Company composed of not less than two members, who shall be capable and experienced officers or directors of the National Trust Company. All investments of funds held in a fiduciary capacity shall be made, retained or disposed of only with the approval of the Trust Investment Committee, and the Committee shall keep minutes of all its meetings, showing the disposition of all matters considered and passed upon by it. The Committee shall, promptly after the acceptance of an account for which the National Trust Company has investment responsibilities, review the assets thereof, to determine the advisability of retaining or disposing of such assets. The Committee shall conduct a similar review at least once during each calendar year thereafter and within 15 months of the last such review. A report of all such reviews, together with the action taken as a result thereof, shall be noted in the minutes of the Committee.

Section 5.4. Trust Audit Committee. The Board of Directors shall appoint a committee of not less than two directors, exclusive of any active officer of the National Trust Company, which shall, at least once during each calendar year and within 15 months of the last such audit make suitable audits of the Trust Department or cause suitable audits to be made by auditors responsible only to the Board of Directors, and at such time shall ascertain whether the Department has been administered according to law, Part 9 of the Regulations of the Comptroller of the Currency, and sound fiduciary principles.

Section 5.5. Fiduciary Files. There shall be maintained in the Trust Department files all fiduciary records necessary to assure that its fiduciary responsibilities have been properly undertaken and discharged.

Section 5.6. Trust Investments. Funds held in a fiduciary capacity shall be invested according to the instrument establishing the fiduciary relationship and local law. Where such instrument does not specify the character and class of investments to be made and does not vest in the National Trust Company a discretion in the matter, funds held pursuant to such instrument shall be invested in investments in which corporate fiduciaries may invest under local law.

ARTICLE VI

Stock and Stock Certificates

Section 6.1. Transfers. Shares of stock shall be transferable on the books of the National Trust Company, and a transfer book shall be kept in which all transfers of stock shall be recorded. Every person becoming a shareholder by such transfer shall, in proportion to his shares, succeed to all rights of the prior holder of such shares.

Section 6.2. Stock Certificates. Certificates of stock shall bear the signature of the President (which may be engraved, printed or impressed), and shall be signed manually or by facsimile process by the Secretary, Assistant Secretary, Cashier, Assistant Cashier, or any other officer appointed by the Board of Directors for that purpose, to be known as an Authorized Officer, and the seal of the National Trust Company shall be engraved thereon. Each certificate shall recite on its face that the stock represented thereby is transferable only upon the books of the National Trust Company properly endorsed.

ARTICLE VII

Corporate Seal

The President, the Cashier, the Secretary or any Assistant Cashier or Assistant Secretary, or other officer thereunto designated by the Board of Directors, shall have authority to affix the corporate seal to any document requiring such seal, and to attest the same. Such seal shall be substantially in the following form:

ARTICLE VIII

Miscellaneous Provisions

Section 8.1. Fiscal Year. The Fiscal Year of the National Trust Company shall be the calendar year.

Section 8.2. Execution of Instruments. All agreements, indentures, mortgages, deeds, conveyances, transfers, certificates, declarations, receipts, discharges, releases, satisfactions, settlements, petitions, schedules, accounts, affidavits, bonds, undertakings, proxies and other instruments or documents may be signed, executed, acknowledged, verified, delivered or accepted in behalf of the National Trust Company by the Chairperson of the Board, or the President, or any Executive Vice President, or any Vice President, or the Secretary, or the Cashier. Any such instruments may also be executed, acknowledged, verified, delivered or accepted in behalf of the National Trust Company in such other manner and by such other officers as the Board of Directors may from time to time direct. The provisions of this Section 8.2. are supplementary to any other provision of these Bylaws.

Section 8.3. Records. The Articles of Association, the By-laws and the proceedings of all meetings of the shareholders, the Board of Directors, and standing committees of the Board, shall be recorded in appropriate minute books provided for the purpose. The minutes of each meeting shall be signed by the Secretary, Cashier or other Officer appointed to act as Secretary of the meeting.

ARTICLE IX

By-laws

Section 9.1 Inspection. A copy of the By-laws, with all amendments thereto, shall at all times be kept in a convenient place at the Main Office of the National Trust Company, and shall be open for inspection to all shareholders, during banking hours.

Section 9.2. Amendments. The By-laws may be amended, altered or repealed, at any regular meeting of the Board of Directors, by a vote of a majority of the total number of the Directors.

I, Evalyn Lipton Fishbein, CERTIFY that: (1) I am the duly constituted Secretary of Boston EquiServe Trust Company, National Association and Secretary of its Board of Directors, and as such officer am the official custodian of its records; (2) the foregoing By-laws are the By-laws of said National Trust Company, and all of them are now lawfully in force and effect.

I have hereunto affixed my official signature and the seal of the said National Trust Company, in the City of Boston on this 18th day of December, 1996.

/s/ Evalyn Lipton Fishbein
Secretary

EQUISERVE TRUST COMPANY, N.A. (THE “TRUST COMPANY”)

ACTION BY THE BOARD OF DIRECTORS

May 14, 2003

RESOLVED, that the Trust Company hereby deletes Section 3.2 and Section 5.4 of the By-Laws and replaces such sections with the following Section 3.2, and renumbers Section 5.5 and 5.6 as Section 5.4 and 5.5, respectively:

Section 3.2. Audit Committee. The Board of Directors shall appoint an Audit Committee composed of not less than two directors, exclusive of any active officers of the National Trust Company, whose duty it shall be to make an examination at least once during each calendar year and within 15 months of the last such examination into the affairs of the National Trust Company, including the Trust Department, or cause suitable examinations to be made by auditors responsible only to the Board of Directors and to report the result of such examination in writing to the Board at the next regular meeting thereafter. Such report shall state whether adequate internal controls and procedures are being maintained, whether the Trust Department has been administered according to law, Part 9 of the Regulations of the Comptroller of the Currency, and sound fiduciary principles, and shall recommend to the Board of Directors such changes in the manner of conduct of the affairs of the National Trust Company as shall be deemed advisable.

I, Andrea Manning, Assistant Secretary of EquiServe Trust Company, N.A., a national banking association do hereby certify that the foregoing is a true and correct copy of a resolution approved by the Board of Directors at a meeting held on May 14, 2003. I further certify that the resolution is in full force and effect and has not been revoked.

/s/ Andrea Manning	June 11, 2003
Andrea Manning

Computershare Trust Company, N.A.

ACTION BY THE BOARD OF DIRECTORS

December 7, 2011

RESOLVED, that the Board of Directors hereby approves amending section 3.2. of the By-Laws of the Trust Company as follows:

Changing the title of Section 3.2. from “Audit Committee” to “Audit and Risk Committee,” and changing all references to the “Audit Committee” in Section 3.2. to the “Audit and Risk Committee.”

I, Andrea Manning, Assistant Secretary of Computershare Trust Company, N.A., a national banking association do hereby certify that the foregoing is a true and correct copy of a resolution approved by the Board of Directors at a meeting held on December 7, 2011. I further certify that the resolution is in full force and effect and has not been revoked.

/s/ Andrea Manning	Date: December 8, 2011
Andrea Manning
Assistant Secretary

EXHIBIT 6

CONSENT OF THE TRUSTEE

Pursuant to the requirements of Section 321 (b) of the Trust Indenture Act of 1939, and in connection with the proposed issue of Carvana Auto Receivables Trust 2026-P1 debt securities, Computershare Trust Company, National Association hereby consents that reports of examinations by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon request therefore.

COMPUTERSHARE TRUST COMPANY, NATIONAL ASSOCIATION

By:	/s/ Jeanine C. Casey
Jeanine C. Casey
Vice President

St. Paul, MN

March 5, 2026

EXHIBIT 7

CONSOLIDATED REPORT OF CONDITION

Consolidated Report of Condition of

Computershare TRUST COMPANY, NATIONAL ASSOCIATION

150 Royall Street, Canton, MA 02021

at the close of business December 31, 2025.

Dollar Amounts In Thousands
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	705
Interest-bearing balances	429,716
Securities:
Held-to-maturity securities	-0-
Available-for-sale securities	-0-
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices	-0-
Securities purchased under agreements to resell	-0-
Loans and lease financing receivables:
Loans and leases held for sale	-0-
Loans and leases, net of unearned income	-0-
LESS: Allowance for loan and lease losses	-0-
Loans and leases, net of unearned income and allowance	-0-
Trading assets	-0-
Premises and fixed assets (including capitalized leases)	6,375
Other real estate owned	-0-
Investments in unconsolidated subsidiaries and associated companies	-0-
Direct and indirect investments in real estate ventures	-0-
Intangible assets:
Goodwill	134,206
Other intangible assets	387,223
Other assets	137,153
Total assets	1,095,378
LIABILITIES
Deposits:
In domestic offices	-0-
Noninterest-bearing	-0-
Interest-bearing	-0-
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices	-0-
Securities sold under agreements to repurchase	-0-
Trading liabilities	-0-
Other borrowed money:
(includes mortgage indebtedness and obligations under capitalized leases)	-0-
Not applicable
Not applicable
Subordinated notes and debentures	-0-
Other liabilities	156,885
Total liabilities	156,885
EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	500
Surplus (exclude all surplus related to preferred stock)	850,876
Retained earnings	87,117
Accumulated other comprehensive income	-0-
Other equity capital components	-0-
Total bank equity capital	938,493
Noncontrolling (minority) interests in consolidated subsidiaries	-0-
Total equity capital	938,493
Total liabilities and equity capital	1,095,378

I, Greg Brandt, Assistant Controller of the above named bank do hereby declare that this Report of Condition is true and correct to the best of my knowledge and belief.

Greg Brandt

Assistant Controller